                                                                     EXHIBIT 8.2

                                 April 26, 1999



K&G Men's Center, Inc.
1225 Chattahoochee Avenue, N.W.
Atlanta, Georgia 30318


                     MERGER OF TMW COMBINATION COMPANY INTO
                             K&G MEN'S CENTER, INC.
                       CERTAIN FEDERAL INCOME TAX MATTERS


Ladies and Gentlemen:

         We have acted as counsel to K&G Men's Center, Inc. ("K&G"), a Georgia corporation, in connection with the proposed merger (the "Merger") of TMW Combination Company ("Merger Corporation"), a Georgia corporation and wholly-owned subsidiary of The Men's Wearhouse, Inc. ("TMW"), a Texas corporation, with and into K&G, pursuant to the Agreement and Plan of Merger dated as of March 3, 1999, among TMW, the Merger Corporation, and K&G, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of March 30, 1999 (the "Agreement"). This opinion letter is delivered to you pursuant to Section 6.3(d) of the Agreement. Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

         K&G's only class of stock outstanding is common stock. Each outstanding share of K&G common stock will be converted into a fraction of a share of TMW common stock according to an exchange ratio based on the average closing price of the TMW common stock for the 15 trading days ending on the third trading day before the closing date of the Merger. The maximum exchange ratio will be 0.43, and the minimum exchange ratio will be 0.40. If a K&G shareholder otherwise would be entitled to receive a fractional share of TMW common stock upon the exchange of shares of K&G common stock, TMW will pay cash in lieu of issuing any fractional share. K&G has issued certain stock options to employees and directors of K&G, and at the time of the Merger, each outstanding option to purchase K&G stock will be converted into an option to purchase TMW common stock. The conversion will result in preserving the current economics under those outstanding options.

K&G Men's Center, Inc.
April 26, 1999
Page 2


There are no dissenters or appraisal rights available to K&G shareholders in connection with the Merger.

         You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Form S-4 Registration Statement under the Securities Act of 1933 relating to the Merger (the "S-4"), and such other documents as we have considered necessary. In addition, we have been advised by appropriate officers of TMW and K&G as follows:

         1. The fair market value of the TMW common stock (including any fractional share interest) received by a K&G shareholder in exchange for K&G common stock will be approximately equal to the fair market value of K&G common stock surrendered in the exchange.

         2. None of the compensation received by any shareholder-employee of K&G will be separate consideration for, or allocable to, any shares of K&G common stock; none of the shares of TMW common stock received by any shareholder-employee in the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

         3. The payment of cash in lieu of fractional shares of TMW common stock is solely for the purpose of avoiding the expense and inconvenience to TMW of issuing fractional shares and does not represent separately bargained-for consideration. The total cash that will be paid in the Merger in lieu of fractional shares of TMW common stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to K&G shareholders in exchange for their K&G stock.

         4. No share of K&G stock has been or will be redeemed directly or indirectly (including, without limitation, through a partnership) by K&G or acquired directly or indirectly (including, without limitation, through a partnership) by any subsidiary of K&G in anticipation of the Merger, and K&G has not made and will not make any extraordinary distribution with respect to its stock in anticipation of the Merger.

         5. There is no plan or intention for TMW or any subsidiary of TMW to acquire directly or indirectly (including, without limitation, through a partnership) any of the TMW common stock

K&G Men's Center, Inc.
April 26, 1999
Page 3


issued in the Merger or to make any extraordinary distribution with respect to such stock.

         6. Neither TMW nor any subsidiary of TMW (a) owns any shares of K&G stock or (b) has acquired or will acquire directly or indirectly (including, without limitation, through a partnership) any shares of K&G common stock in anticipation of the Merger.

         7. Following the Merger, K&G will hold (a) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by K&G immediately before the Merger and
(b) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Corporation immediately before the Merger. For this purpose, amounts paid by K&G or Merger Corporation for expenses related to the Merger and amounts paid with respect to any redemptions and distributions (except for regular, normal dividends) made in connection with the Merger will be included as assets held by K&G or Merger Corporation, as appropriate, immediately before the Merger, but any assets transferred to Merger Corporation by TMW in connection with the Merger are not taken into account.

         8. On the effective date of the Merger, the fair market value of K&G's assets will exceed the sum of K&G's liabilities plus the amount of liabilities, if any, to which its assets are subject.

         9. Following the Merger, K&G will continue its historic business or use a significant portion of its historic business assets in a business.

         10. The liabilities of Merger Corporation, if any, that will be assumed by K&G and the liabilities, if any, to which assets of Merger Corporation are subject were incurred by Merger Corporation in the ordinary course of business. Merger Corporation holds, and will hold, only those assets necessary for it to effect the Merger.

         11. There is no indebtedness existing between (a) K&G or any subsidiary of K&G and (b) TMW, Merger Corporation, or any other subsidiary of TMW.

         12. TMW, Merger Corporation, K&G, and the shareholders of K&G have paid or will pay their respective expenses, if any, incurred in connection with the Merger, except that TMW and K&G

K&G Men's Center, Inc.
April 26, 1999
Page 4


each will pay one-half of the registration fees and printing costs incurred in connection with filing and printing the S-4 and the Proxy Statement relating to the Merger.

         13. TMW owns, and immediately before the Merger will own, all the outstanding stock of Merger Corporation.

         14. After the Merger, K&G will not issue additional shares of its stock that would result in TMW's owning less than 80 percent of the total combined voting power of all classes of K&G voting stock or less than 80 percent of each class of K&G nonvoting stock.

         15. Neither TMW nor K&G has any plan or intention (a) to liquidate K&G, (b) to merge K&G into another entity with the other entity being the surviving entity, (c) to sell or otherwise dispose of any stock of K&G, other than in connection with a transfer to a corporation controlled by TMW within the meaning of section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"), or (d) to sell or otherwise dispose of any of K&G's assets, except for dispositions made in the ordinary course of business or transfers of assets to corporations controlled by K&G within the meaning of section 368(c) of the Code.

         16. For each of TMW, Merger Corporation, and K&G, either (i) less than 50 percent of the fair market value of its adjusted total assets consists of stock and securities, (ii) less than 80 percent of the fair market value of its adjusted total assets consists of assets held for investment, or (iii) not more than 25 percent of the fair market value of its adjusted total assets consists of stock and securities of any one issuer and not more than 50 percent of the fair market value of its adjusted total assets consists of stock and securities of five or fewer issuers. For purposes of the preceding sentence,
(a) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, (b) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50 percent of the voting power or 50 percent of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary, (c) all corporations that are members of the same "controlled group" within the meaning of section 1563(a) of the Code are treated as a single issuer, and (d) an asset is held for investment if it is held primarily for gain

K&G Men's Center, Inc.
April 26, 1999
Page 5


from appreciation in value or for the production of passive income (including royalties, rents, dividends, and interest).

         17. No shares of K&G common stock, if any, that were acquired in connection with the performance of services are subject to a substantial risk of forfeiture with the meaning of section 83(c) of the Code.

         18. At all times during the five-year period ending on the effective date of the Merger, no K&G shareholder that is a nonresident alien or foreign entity has owned directly or indirectly of record or, to the knowledge of K&G, beneficially more than five percent of the outstanding K&G common stock.

         19. Since April 16, 1997, K&G has not distributed to its shareholders or security holders stock or securities of a controlled corporation in a transaction to which section 355(a) of the Code applied.

         20. Any shares of TMW common stock received in exchange for shares of K&G common stock that (a) were acquired in connection with the performance of services, including stock acquired through the exercise of an option or warrant acquired in connection with the performance of services, and (b) are subject to a substantial risk of forfeiture within the meaning of section 83(a) of the Code will be subject to substantially the same risk of forfeiture after the Merger.

         We assume that the preceding enumerated statements are and will remain accurate. On the basis of the foregoing, and assuming that the Merger will be consummated in accordance with the Agreement, we are of the opinion that (under existing law) for federal income tax purposes:

                 (a) The Merger will be a reorganization within the meaning of section 368(a) of the Code, and TMW, the Merger Corporation, and K&G each will be a "party to a reorganization" within the meaning of section 368(b) of the Code.

                 (b) A K&G shareholder will not recognize gain or loss on the exchange of shares of K&G common stock solely for shares of TMW common stock (including any fractional share interest) in the Merger.

                 (c) The aggregate basis of shares of TMW (including any fractional share interest) received in the Merger by a K&G

K&G Men's Center, Inc.
April 26, 1999
Page 6


shareholder will be the same as the aggregate basis of the shares of K&G common stock exchanged therefor.

                 (d) The holding period for shares of TMW common stock (including fractional share interest) received in the Merger by a K&G shareholder will include the holding period for the shares of K&G common stock exchanged therefor, if such shares of K&G common stock are held as a capital asset on the effective date of the Merger.

                 (e) Cash received by a K&G shareholder in lieu of a fractional share of TMW common stock will be treated as having been received as full payment in exchange for such fractional share pursuant to section 302(a) of the Code. Accordingly, a K&G shareholder who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference between the amount of cash received and the shareholder's basis in the fractional share interest.

         Except as set forth above, we express no opinion regarding any tax consequences of the Merger. We consent to the use of this opinion as an exhibit to the S-4 and to the reference to this firm in such S-4. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                        Very truly yours,


                                        /s/ HUNTON & WILLIAMS